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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                                Amendment No. 2

                          Todhunter International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  889050 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                            A. Kenneth Pincourt, Jr.
                         222 Lakeview Avenue, Suite 1500
                         West Palm Beach, Florida 33401
                                  561-655-8977
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 1, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
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CUSIP No. 889050 10 0                 13D                 Page  2  of  3  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                                                       A. Kenneth Pincourt, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                         U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power                               655,985
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               655,985
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        655,985
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                         11.93%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

                         AMENDMENT NO. 2 TO SCHEDULE 13D

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

     1.   Item 5(a) is amended by adding the following at the end thereof:

          As of November 1, 1999, subsequent to the transactions described in
          Section 5(c) below, Mr. Pincourt beneficially owned 655,985 shares of Todhunter Common Stock consisting of (i) 585,985 shares held by Mr. Pincourt directly; and (ii) 70,000 shares that may be acquired within 60 days of November 1, 1999 upon the exercise of outstanding options under the Todhunter 1992 Employee Stock Option Plan, as amended. This amount equals 11.93% of the outstanding shares of the Issuer, based on the shares outstanding as of August 12, 1999 (as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 1999).

     2.   Item 5(b) is amended to read in full as follows:

          As of November 1, 1999, subsequent to the transaction described in
          Section 5(c) below, Mr. Pincourt has sole voting and investment power with respect to all 655,985 shares of Todhunter Common Stock described in response to Item 5(a) above.

     3.   Item 5(c) is amended to include the following at the end thereof:

          On November 1, 1999, 300,000 shares held by Mr. Pincourt were transferred without consideration to Mr. Pincourt as trustee of the Ferne Pincourt Revocable Trust, under agreement dated April 7, 1992, as amended (the "Trust"). Thereafter, on November 1, 1999, the Trust, in connection with its termination, distributed without consideration 479,693 shares to a nonaffiliate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1999


                                       /s/ A. Kenneth Pincourt, Jr.
                                       ----------------------------------------
                                       A. Kenneth Pincourt, Jr.